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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                  Under the Securities and Exchange Act of 1934

                                Amendment No. ___



                            USCS International, Inc.
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                                (Name of Issuer)



                          Common Stock, $.05 par value
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                         (Title of Class of Securities)



                                    90330X109
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                                 (CUSIP Number)

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1.   Names of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Charles D. Martin
     -------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) __X__
     -------------------------------------------------------------
3.   SEC Use Only

     -------------------------------------------------------------
4.   Citizenship or place of Organization

          U.S.A.
        --------------------------

Number of           5.  Sole Voting Power
Shares
Beneficially                    0
Owned By            -----------------------
Each                6.  Shared Voting Power
Reporting
Person With                   9,907,062
                    -----------------------
                    7.  Sole Dispositive Power

                                0
                    -----------------------
                    8.  Shared Dispositive Power

                              9,907,062
                    -----------------------

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          9,907,062
     -------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares


     -------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     42.9%
     -------------------------------------------------------------
12.  Type of Reporting Person

     IN
     -------------------------------------------------------------

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Item 1(a).     Name of Issuer:

               USCS International, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2969 Prospect Park Drive
               Rancho Cordova, CA  95670

Item 2(a).     Name of Person Filing:

               Charles D. Martin

Item 2(b).     Address of Principal Business Office, or, if None, Residence:

               c/o Enterprise Partners
               5000 Birch Street, Suite 6200
               Newport Beach, CA  92660

Item 2(c).     Citizenship:

               U.S.A.

Item 2(d).     Title and Class of Securities:

               Common Stock, $.05 par value

Item 2(e).     CUSIP Number:

               90330X109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). check whether the person filing is a:

               (a). [  ]  Broker or dealer registered under Section 15 of the
                          Act

               (b). [  ]  Bank as defined in Section 3(a)(6) of the Act

               (c). [  ]  Insurance Company as defined in Section 3(a)(19) of the Act

               (d). [  ]  Investment Company registered under Section 8 of the
                          Investment Company Act

               (e). [  ]  Investment Adviser registered under Section 203 of the
                          Investment Advisers Act of 1940

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               (f). [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)

               (g). [  ]  Parent Holding Company, in accordance with Rule 13d-
                          1(b)(ii)(G) (Note: See Item 7)

               (h). [  ]  Group, in accordance with Rule 13d-1(b)(ii)(H)

Item 4.        Ownership.

               (a). Amount beneficially owned:

                    9,907,062*

                    * Includes (i) 8,718,276 shares directly owned by Westar Capital, a private equity investment firm; and (ii) 691,212 shares held by Enterprise Partners, 456,183 shares held by Enterprise Partners II, L.P. and 41,391 shares held by Enterprise Partners II Associates, L.P., each a venture capital firm (collectively, the "Enterprise Entities"). Mr. Martin is a general partner of Westar Capital Associates and is a general partner of each of Enterprise Management Partners (which is general partner of Enterprise Partners) and Enterprise Management Partners II (which is a general partner of Enterprise Partners II, O.P. and Enterprise Partners II Associates, L.P.). Mr. Martin disclaims beneficial ownership of the shares held by Westar and the Enterprise Entities, except to the extent of his ownership interest in Westar, Enterprise Management Partners and Enterprise Management Partners II, respectively.

               (b). Percent of class:

                    See the response(s) to Item 11 on the cover page(s) and Item 4(a).

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               (c). Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:

                          See the response(s) to Item 5 on the attached cover page(s) and Item 4(a).

                    (ii)  Shared power to vote or direct the vote:

                          See the response(s) to Item 6 on the attached cover page(s) and Item 4(a).

                    (iii) Sole power to dispose or to direct the disposition of:

                          See the response(s) to Item 7 on the attached cover page(s) and Item 4(a).

                    (iv) Shared power to dispose or to direct the disposition of:

                          See the response(s) to Item 8 on the attached cover page(s) and Item 4(a).

Item 5.        Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                    securities, check the following [   ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable

Item 8.        Identification and Classification of Members of the Group.

                    Not Applicable


Item 9.        Notice of Dissolution of Group.

                    Not Applicable

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Item 10.       Certification.

                    Not Applicable


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997



                                        /s/ Charles D. Martin
                                        -----------------------------
                                  Name: Charles D. Martin

                                        Title: